SUITE 2800 400 4TH AVENUE S.W. CALGARY ALBERTA CANADA T2P 0J4	403 269-4884 403 264-6306 vermilionenergy.com	TEL FAX

August 24, 2006

Mr. Jonathan Duersch
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
By Fax: (202) 772-9368

Re:        Vermilion Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
Your File Number: 0-50832

Dear Mr. Duersch,

This letter is in response to your comment letter dated July 20, 2006 regarding the Form 40-F for the year ended December 31, 2005 (the “2005 Form 40-F”), filed by Vermilion Energy Trust (“the Trust” or “Vermilion”). For your convenience, we have reproduced in italics each of your comments below followed by our respective response.

1.
We note your statement that “the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.” Please note that there is no provision for your use of the term “adequate” to describe the performance of your disclosure controls and procedures. Please revise your disclosures to definitively conclude regarding the effectiveness of your disclosure controls and procedures.

Response:

We acknowledge the Staff’s comment and will ensure that future filings reflect the following in relation to our evaluation of disclosure controls and procedures:

“The Registrant’s disclosure controls and procedures were effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others with those entities.”

2.	Please expand your description under this heading, as appropriate, to indicate how you account for revenue earned from your coalbed methane and shallow gas program.

Response:

We provide the following supplemental information to aid in the Staff’s understanding of our revenue recognition:

In the 2005 Form 40-F, references to “Coalbed methane and shallow gas programs” differentiate the type of natural gas-producing formations exploited by the Trust. However, the commodities produced, the terms of sale and the customers are the same for all natural gas-producing formations and therefore there is no difference in the accounting for the related revenue. Accordingly, we respectfully advise the Staff that we consider the description under the heading “Revenue Recognition” in the financial statements to be appropriate and complete.

3.
We note your disclosures regarding the cash redemption rights associated with the unit and exchangeable shares along with disclosures regarding distribution and voting rights on pages 25-26, 36 and 38 of your Annual Information Form. Please expand your disclosures under this heading to more fully describe the rights and preferences associated with your units and exchangeable shares. Without limitation, describe how the cash redemption value of the units and exchangeable shares is determined and what voting rights are associated with the unit and exchangeable shares. Refer to paragraph 2 of 3240 CICA Handbook.

Response:

We have noted the Staff's comment and respectfully submit that the referenced disclosure appearing in our 2005 Form 40-F is complete and in accordance with the disclosure requirements of paragraph 2 of 3240 CICA Handbook in all material respects. We wish to provide the Staff with the following information relating to the referenced disclosure.

Trust Unit Cash Redemption Rights

In order to be taxed as a mutual fund trust under the Income Tax Act (Canada), the trust units must contain a cash redemption right. The trust unit redemption price is calculated as the lesser of (a) 90% of the market price of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are so tendered for redemption.

We believe the cash redemption right is a non-substantive feature of the trust units. The discounted redemption value is meant to encourage unitholders to trade their trust units in the open market rather than tendering them to the Trust for redemption. This is supported by the fact that to date, the Trust has never had a cash redemption request. Further, we do not anticipate that such redemption requests will arise in the future. Accordingly, consistent with the materiality concepts of SAB Topic 1.M, we are of the opinion that this feature is not material for disclosure.

Exchangeable Share Redemption Rights

Vermilion Resources Ltd., a wholly-owned subsidiary of the Trust, has the right, but not the obligation, to solicit the purchase for cash either all or a portion of the exchangeable shares for cancellation. No redemptions for cash have occurred to date, and the Trust has stated it has no intention of redeeming any exchangeable shares for cash in the future. The notes to the financial statements disclose that the exchangeable shares can be and ultimately will be converted/redeemed for trust units. As the Trust cannot be compelled to redeem the exchangeable shares for cash and as the Trust has stated its intention to issue trust units, we are of the view, consistent with the materiality concepts of SAB Topic 1.M, that this aspect of the exchangeable shares is not material for disclosure.

Voting Rights

Section 3240 of the CICA Handbook does not require the disclosure of voting rights associated with share capital or non-controlling interests. For further authoritative guidance, we have also reviewed Paragraph 4 of SFAS 129 which indicates that disclosure is required of any “unusual voting rights”. Voting rights for the trust units are not unusual as one voting right exists for each outstanding trust unit. Exchangeable shares are given the equivalent votes that they would be entitled to had they been converted at the most recent exchange ratio to trust units. In effect the trust units and exchangeable shares feature equivalent voting rights and therefore we believe disclosure of the voting rights associated with the trust units and Exchangeable Shares is not required.

4.
We note your disclosure, regarding your unit rights incentive plan, indicating that if certain conditions are met, the exercise price of your unit rights may be adjusted by deducting distributions from the original grant price. Additionally, we note you have applied the Black-Scholes option-pricing model to calculate the estimated fair value of unit rights issued under your unit compensation plans. Please provide us with further information regarding the “certain conditions” that could result in an adjustment to the grant price and support your belief that the Black-Scholes option-pricing model appropriately captures the variable terms of the plan and results in a reasonable estimate of fair value. Please note that we do not believe the Black-Scholes option pricing model provides a reliable fair value measurement for unit compensation plans with variable components as these awards are not contemplated within a Black-Scholes option pricing model. According, please quantify the value of unit awards for all periods presented had you applied a lattice model and provide us with your materiality analysis under SAB Topic 1.M. Tell us whether you intend to continue applying the Black-Scholes model in future periods.

Response:

We provide the following supplemental information to aid in the Staff’s understanding of the Trust’s unit rights incentive plan.

Regarding the “certain conditions” that could result in an adjustment to the grant price, section 5(b) of the “Trust Unit Rights Incentive Plan” (the “Plan”) states the following with respect to the exercise price per unit:

“At the election of a holder of Rights, the exercise price per Right granted hereunder may be reduced from time to time by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represent a return of more than 0.833% of the Trust’s recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution maybe deducted from the Grant Price.”

Although the “certain conditions” may appear to introduce a level of variability to the Plan which would preclude the use of the Black-Scholes model to determine a fair value measurement, the Trust has consistently exceeded the conditions required to achieve the adjustment to the grant price and prospectively we believe the likelihood of not meeting the “certain conditions” as described above to be virtually non-existent. The conclusion that the “certain conditions” will continue to be met is based on a comprehensive analysis incorporating both the historical performance of the Trust as well as future expectations. As the Trust has always exceeded the conditions required to achieve the grant price reduction and as the Trust expects that this will continue into the future, we believe that there are no variable components related to the Plan that would result in the Binomial Lattice model providing a better estimate of fair value than the Black-Scholes model.

The Trust applied the guidance of SFAS 123 paragraphs 275 and 276, which state, in part:

“The Board recognizes that in most circumstances there is likely to be a range of reasonable expectations about future volatility, dividends, and option life.  If one amount within the range is a better estimate than any other amount, that amount should be used.”

and,

“Expectations about the future generally are based on past experience, modified to reflect ways in which currently available information indicates that the future is reasonably expected to differ from the past.”

Accordingly, the fair value calculations are based on the best estimate of the Trust which is that the “certain conditions” will be met for every month that Unit Rights are outstanding. Within the Black-Scholes model, this reducing exercise price feature is reflected by utilizing a dividend yield of zero in the model’s parameters as distributions are effectively not foregone. This approach is supported by paragraph 33 of SFAS 123 which states, in part:

“The fair value of an award of stock options on which dividend equivalents are paid to employees or are applied to reduce the exercise price pursuant to antidilution provisions shall be estimated based on a dividend payment of zero.”

The Trust retained a third party to assist in its analysis of the calculated fair values related to the Plan the under Black-Scholes and the Binomial Lattice models. Using the parameters and assumptions outlined in the preceding paragraphs in both the Black-Scholes and Binomial Lattice models, the aggregate difference between the two models in the total fair value of all grants since inception of the Plan is $2,834.00 or 0.0001%, a clearly immaterial amount. The differences related to any particular year are similarly immaterial.

Based on the foregoing, the Trust believes the use of the Black-Scholes option pricing model is appropriate and it is our intention to continue to use this model to fair value unit rights granted under the Plan. However, please note that the Trust does not anticipate that it will issue any additional unit rights under the Plan and therefore we expect that the use of the Black-Scholes model will be limited to the remeasurement of the fair value of unit rights previously issued pursuant to the provisions of SFAS 123(R) (as further explained in our response to your comment number eight) until such time as those rights have been exercised or have expired.

5.
We note your reference to the date of the subsequent event as October 18, 2005 although you indicate on page 10 of Exhibit 99.1 that this event occurred on March 6, 2006. Please modify your disclosure as appropriate.

Response:

We respectfully advise the Staff that the events that occurred on October 18, 2005 and March 6, 2006 are separate events. On October 18, 2005 the Trust announced that, “a wholly owned subsidiary has entered into an exclusive arrangement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to negotiate the purchase of its 89.88% shareholding in Esso Rep S.A.”. On March 6, 2006 the Trust announced that, “a wholly-owned subsidiary has entered into an agreement with a French subsidiary of Exxon Mobil Corporation, (Esso SAF) to purchase its 89.886% shareholding in Esso Rep.” The Trust’s financial statements were finalized by February 21, 2006 and we did not deem the March 6, 2006 event to be material as it did not represent a completed acquisition or a significant change in circumstance from the October 18, 2005 event. Therefore, as a result of materiality considerations, the Trust did not adjust the financial statements to reflect disclosure of the March 6, 2006 event.

6.
We note that the terms of your exchangeable shares, which are instruments other than outstanding units of the Trust, are redeemable at the option of the holders at anytime or by the Trust on the tenth anniversary date. Please clarify for us why you believe these shares do not quality for liability classification for U.S. GAAP reporting purposes. Refer to paragraph 11 of SFAS 150.

Response:

We provide the following supplemental information to aid in the Staff’s understanding of the classification of the exchangeable shares for US GAAP purposes.

Paragraph 5 of SFAS 150 states, in part:

“For purposes of this Statement, three related terms are used in particular ways. Shares includes various forms of ownership that may not take the legal form of securities (for example, partnership interests), as well as other interests, including those that are liabilities in substance but not in form. Equity shares refers only to shares that are accounted for as equity. For financial instruments issued by members of a consolidated group of entities, issuer’s equity shares includes the equity shares of any entity whose financial statements are included in the consolidated financial statements.”

The exchangeable shares of Vermilion Resources Ltd. are equity shares of that entity and as Vermilion Resources Ltd.’s financial statements are included in the consolidated financial statements of the Trust the exchangeable shares are considered equity shares of the Trust per Paragraph 5 of SFAS 150. Thus on a consolidated basis, the exchangeable shares represent outstanding shares and therefore are not subject to paragraph 11 of SFAS 150. Furthermore, as Vermilion Resources Ltd. has the ability, but not the intention or requirement to issue cash consideration to effect cancellation of outstanding exchangeable shares there is no obligation that requires, or may require the Trust to settle the obligation to redeem the outstanding exchangeable shares with assets, rather than equity shares of the Trust.

Similarly, the unconditional obligation to redeem the exchangeable shares again does not represent a requirement to transfer assets and therefore the exchangeable shares are not classified as a liability pursuant to paragraph 9 of SFAS 150.

Per paragraph 12 of SFAS 150, the exchangeable shares embody an unconditional obligation that the Trust may settle by issuing a variable number of its trust units. However, at inception, the monetary value of the obligation is not based solely or predominantly on any one of the following -

a)	A fixed monetary amount known at inception (because the redemption amount equals then exchange ratio multiplied by the then trust unit market price)
b)	Variations in something other than the fair value of the Trust's trust units (because the monetary value of the obligation is based on the fair value of the trust units)
c)
Variations inversely related to changes in the fair value of the Trust's trust units (because, if exchange ratio held constant, the monetary value of the obligation fluctuates directly with the changes in the fair value of the trust units.)

Therefore, we have concluded that the exchangeable shares do not qualify for liability classification for U.S. GAAP reporting purposes.

7.
We note that you present Earnings from discontinued operations as an operating cash flow. Please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category. Therefore, please expand your disclosure under this heading to refer to this difference between Canadian and U.S. GAAP or otherwise advise.

Response:

We respectfully advise the Staff that earnings from discontinued operations in the 2005 Form 40-F is not presented as an operating cash flow. Net earnings per the Consolidated Statement of Cash Flows includes net income from discontinued operations and the operating section of the Consolidated Statement of Cash Flows includes an adjustment for discontinued operations which is almost entirely comprised of the gain on the related sale. The proceeds from the sale of the discontinued operations are appropriately reflected as an investing activity and accordingly operating, financing and investing cash flows from discontinued operations have not been presented all within the operating cash flows category and are appropriately reflected pursuant to Canadian and U.S. GAAP.

8.
We note your disclosure indicating that you are currently assessing the impact SFAS 123(R) will have upon adoption. Please tell us how you have or will consider the cash redemption right of the underlying unit of the award in determining the need for liability classification of unit awards upon adoption of SFAS 123(R). Refer to paragraph 32 of SFAS 123(R). In this regard, we note your disclosure on page 10 of your MD&A that you “may issue cash or trust units upon redemption of exchangeable shares.”

Response:

Based on the effective dates promulgated by SFAS 123(R), the first filing the Trust will make subsequent to adopting that statement will be for the year ended December 31, 2006 as the Trust does not prepare interim financial statements that are reconciled to US GAAP. Accordingly, the Trust is still assessing the impact of the adoption of SFAS 123(R). Notwithstanding the foregoing, our preliminary assessment of the impact of SFAS 123(R) is as follows:

1.
Unit Rights Incentive Plan: Based on our preliminary analysis we believe the underlying trust units are considered liabilities for the purposes of award classification pursuant to paragraph 31 of SFAS 123(R). Accordingly our preliminary conclusion is that section (a) of paragraph 32 of SFAS 123(R) requires that we classify these awards as liabilities. In accordance with paragraph 36 of SFAS 123(R), we believe that we will be required to remeasure these awards at fair value at every reporting period until settlement.

2.
Trust Unit Award Incentive Plan: As units of the Trust are redeemable on demand by holders thereof, our preliminary conclusion is that SFAS 123(R) paragraph 31 requires us to account for trust unit award plan grants as a liability as a reasonable period of time, defined in the standard as six months, is not required to pass after vesting before an employee is able to redeem their shares. In accordance with paragraph 36 of SFAS 123(R), we believe that we will be required to remeasure these awards at fair value at every reporting period until settlement.

Please be advised that both plans noted above give rise to the issuance of trust units, not exchangeable shares.

9.
We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references through the certification to the annual report and include the title of the certifying officer in the introductory sentence. Refer to General Instructions B(6)(a) for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Response:

We acknowledge the Staff’s comment and will ensure that Section 302 certifications included with future filings omit the title of the certifying officer in the introductory sentence. Please note that we believe references to the annual report exactly match those per General Instruction (B)(6)(a) of Form 40-F.

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated July 20, 2006. Further, the Trust hereby acknowledges that:
•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Sincerely,

Original document signed on file

Curtis W. Hicks
Executive Vice President and Chief Financial Officer